Income Statement

earthdog
1 January 2017 to 31 December 2017

	31 Dec 17
Revenue	
cin7 sales	232,626
freight sales	21,399
Total Revenue	**254,025**
Less Cost of Sales	
bonus	100
cin7 cogs	19,213
cin7 purchase direct cost	22,907
freight (cogs)	23,513
materials (COGS)	1,716
Total Cost of Sales	**67,449**
Gross Profit	**186,576**
Operating Expenses	
cin7 adjustments	309
Total Operating Expenses	**309**
Operating Income / (Loss)	**186,267**
Other Income and Expense	
advertising	(12,522)
animals	(10,757)
bank charge	(20)
building repairs	(724)
defective inventory	(282)
Donation	(4,323)
dues & subscriptions	(11,980)
equipment - vehicle	(870)
federal taxes	(15,600)
finance charges	(25,057)
Insurance - General (dwelling)	(924)
insurance - medical	(1,549)
legal & accounting	(1,163)
life insurance - officer	(2,000)
meals & entertainment	(318)
merchant credit fees	(7,902)
miscellaneous	(596)
officer salary	(139,200)
printing & reproduction	(148)
sales rep commissions	(1,873)
supplies	(3,016)

Income Statement

	31 Dec 17
supplies : computer	(636)
supplies: office	(490)
tax preparation	(1,030)
taxes, licenses & permits	(196)
telephone	(3,720)
travel	(669)
utilities	(1,398)
website	(1,366)
Total Other Income and Expense	**(250,327)**
Net Income / (Loss) before Tax	**(64,060)**
Net Income	**(64,060)**
Total Comprehensive Income	**(64,060)**